04002495

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004 PROCESSING SECTION

SEC FILE NUMBER
8- 53469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cherry Tree Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Carlson Parkway, Suite 103
(No. and Street)

Minnetonka (City) Minnesota (State) 55305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor, Gearty & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

3140 Harbor Lane, Suite 100 (Address) Plymouth (City) Minnesota (State) 55447 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon F. Stofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cherry Tree Securities, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE MARIE BORTNEM
Notary Public
Minnesota
My Comm. Expires Jan 31,2006

Signature

CEO, General Securities Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'CONNOR, GEARTY & CO., LTD.
Certified Public Accountants & Financial Advisors

CHERRY TREE SECURITIES, LLC

Financial Statements
Years Ended December 31, 2003 and 2002

3140 Harbor Lane, Suite 100, Plymouth, MN 55447
(763) 550-1100 Fax: (763) 550-1644 E-mail: ogc@ogccpa.com
Website: www.ogccpa.com

CHERRY TREE SECURITIES, LLC
(A Limited Liability Company)

TABLE OF CONTENTS

O'CONNOR, GEARTY & CO., LTD.
Certified Public Accountants & Financial Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Governors
Cherry Tree Securities, LLC
Minnetonka, Minnesota

We have audited the accompanying statements of financial condition of Cherry Tree Securities, LLC (A Limited Liability Company) as of December 31, 2003 and 2002, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cherry Tree Securities, LLC as of December 31, 2003 and 2002, and the results of its operations and cash flows for the for the years then ended in conformity with accounting principles generally accepted in the United States of America.

O'Connor, Gearty & Co., Ltd.

January 23, 2004

3140 Harbor Lane, Suite 100, Plymouth, MN 55447
(763) 550-1100 Fax: (763) 550-1644 E-mail: ogc@ogccpa.com
Website: www.ogccpa.com

CHERRY TREE SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

	2003	2002
ASSETS		
Current Assets:		
Cash	$ 189,094	$ 50,233
Accounts receivable, net of allowance for doubtful accounts of $0 in 2003 and $45,996 in 2002	128,894	54,694
Prepaid expenses	14,728	5,333
Total Current Assets	332,716	110,260
Other Assets	204	50
TOTAL ASSETS	$ 332,920	$ 110,310

CHERRY TREE SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

LIABILITIES AND MEMBERS' EQUITY	2003	2002
Current Liabilities:		
Accounts payable	$ 40,186	$ 35,212
Deferred revenue	15,000	-
Total Current Liabilities	55,186	35,212
Members' Equity:		
Common units (unlimited number of units authorized; 7,500 issued and outstanding)	7,500	7,500
Additional paid in capital	837,610	485,427
Retained deficit	(567,376)	(417,829)
Total Members' Equity	277,734	75,098
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 332,920	$ 110,310

See Notes to Financial Statements.

CHERRY TREE SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS
Years Ended December 31, 2003 and 2002

	2003	2002
Revenue	$ 1,371,750	$ 567,060
Expenses:		
Independent contractors and consultants	905,291	567,871
Legal and other professional fees	33,296	545
Management fees	169,200	85,000
Regulatory fees	4,271	7,214
Bad debts expense	40,000	46,558
Administrative expenses	369,818	222,195
Total Expenses	1,521,876	929,383
Operating Loss	(150,126)	(362,323)
Other Income:		
Interest income	579	118
NET LOSS	$ (149,547)	$ (362,205)

See Notes to Financial Statements.

CHERRY TREE SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2003 and 2002

	Common Units		Additional Paid in	Retained	
	Units	Amount	Capital	Deficit	Total
BALANCE, DECEMBER 31, 2001	7,500	$ 7,500	$ 65,861	$ (55,624)	$ 17,737
Capital contributions	-	-	457,566	-	457,566
Capital distributions	-	-	(38,000)	-	(38,000)
Net loss	-	-	-	(362,205)	(362,205)
BALANCE, DECEMBER 31, 2002	7,500	7,500	485,427	(417,829)	75,098
Capital contributions	-	-	504,183	-	504,183
Capital distributions	-	-	(152,000)	-	(152,000)
Net loss	-	-	-	(149,547)	(149,547)
BALANCE, DECEMBER 31, 2003	7,500	$ 7,500	$ 837,610	$ (567,376)	$ 277,734

See Notes to Financial Statements.

CHERRY TREE SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
Years Ended December 31, 2003 and 2002

		2003		2002
Cash Flows from Operating Activities:				
Net loss	$	(149,547)	$	(362,205)
Adjustments to reconcile net loss to net cash flows used in operating activities:				
Bad debt expense		40,000		46,558
Changes in operating assets and liabilities:				
Accounts receivable		(114,200)		(101,252)
Prepaid expenses		(9,395)		(5,333)
Accounts payable and accrued liabilities		368,157		242,011
Net Cash Flows Provided by (Used in) Operating Activities		135,015		(180,221)
Cash Flows from Investing Activities:				
Purchase of stock warrants		(154)		(50)
Cash Flows from Financing Activities:				
Capital contributions from member		156,000		250,499
Capital distributions to from member		(152,000)		(38,000)
Net Cash Flows Provided by Financing Activities		4,000		212,499
Net Increase in Cash		138,861		32,228
Cash, Beginning of Period		50,233		18,005
CASH, END OF PERIOD	$	189,094	$	50,233

SUPPLEMENTAL CASH FLOW INFORMATION

Non-Cash Transactions:				
Expenses paid on Company's behalf by CTD treated as capital contributions	$	348,183	$	207,067

See Notes to Financial Statements.

CHERRY TREE SECURITIES, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2003 and 2002

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Nature of Business

Cherry Tree Securities, LLC (the Company) was formed on July 27, 2001 pursuant to the provisions of Chapter 322B of the Minnesota Statutes. The Company is a licensed broker-dealer in securities and provides investment banking services, and general business, merger and acquisition consulting services. CTS is a member in good standing of the National Association of Securities Dealers (NASD), having been accepted for membership on November 14, 2001.

The Company is a member of the Securities Investors Protection Corporation (SIPC). CTS holds no customer securities or cash.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission (the "Rule"), based on the exemption provisions contained in Section K(2)(i) of the Rule.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with a maturity of less than 90 days to be cash and cash equivalents.

Revenue Recognition

The Company typically earns and records monthly retainer fees in connection with active investment banking and consulting engagements. The Company also receives a success fee on its investment banking engagements. However, these fees are only payable upon the successful closing of each transaction. The fee typically consists of a cash fee equal to an agreed-upon percentage of the funds raised as well as stock warrants.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain Significant Estimates

Accounts Receivable

Allowance for doubtful accounts was $0 and $45,996 at December 31, 2003 and 2002.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

Concentrations of Risk

Cash

The Company had uninsured cash balances of $89,000 and $0 at December 31, 2003 and 2002, respectively; however, the Company has not experienced any losses as a result of these uninsured deposits.

Major Customers

The Company is dependent on a small number of customers for its revenue. Three customers accounted for 58% of revenue in 2003.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance when potential for recovery is considered remote.

Income Taxes

The Company is treated as a partnership for income tax purposes. Therefore, revenues and expenses pass through directly to the members for inclusion in their individual tax returns. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 as of December 31, 2003 and 2002. As of December 31, 2003 and 2002, the Company's net capital was $133,908 and $15,021, respectively, which was $128,908 and $10,021, respectively, in excess of the required net capital of $5,000. The Company's net capital ratio was 0.4 to 1 and 2.3 to 1 at December 31, 2003 and 2002, respectively.

2 NET CAPITAL REQUIREMENTS (Continued)

SEC regulations state that withdrawal of any capital contribution within 12 months of making the contribution must be treated as a loan versus permanent capital for purposes of calculating the regulatory net capital of the firm pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. In order to stay compliant with such rule, the Company is making arrangements with the NASD to substitute a subordinated secured demand Note for the cash capital contributed in 2003. The subordinated secured demand note will be from CTD and will be secured by CTD's ownership in public securities. Upon approval of the Subordinated Secured Demand Note by the NASD, distributions of retained earnings and previous contributions designated as capital in 2003 will be permitted in amounts not exceeding the amount of the Note without causing the prior contributions to be classified as a loan for purposes of calculating regulatory net capital.

3 TRANSACTIONS WITH RELATED PARTIES

The Company recorded expenses of $623,226 and $402,650 for utilizing office space, staff and office supplies of Cherry Tree Development, LLC (CTD) its parent company in 2003 and 2002, respectively. The Company also paid Cherry Tree Investments, Inc. (CTI) $169,200 and $85,000 in management fees in 2003 and 2002, respectively. Accounts payable at December 31, 2003 included amounts due to CTD totaling $5,022. Accounts payable at December 31, 2002 includes amounts due to CTD and CTI totaling $12,697. Accounts receivable at December 31, 2003 includes amounts due from CTD of $81,193. These companies are related by common ownership.

4 RECLASSIFICATIONS

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation. The reclassifications had no effect on the 2002 net income as originally reported.

SUPPLEMENTARY INFORMATION

O'CONNOR, GEARTY & CO., LTD.
Certified Public Accountants & Financial Advisors

**INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION**

We have audited the accompanying financial statements of Cherry Tree Securities, LLC (A Limited Liability Company), as of December 31, 2003 and 2002, and for the for the years then ended and have issued our report thereon dated January 23, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules that follow are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor, Gearty & Co., Ltd.

January 23, 2004

3140 Harbor Lane, Suite 100, Plymouth, MN 55447
(763) 550-1100 Fax: (763) 550-1644 E-mail: ogc@ogccpa.com
Website: www.ogccpa.com

CHERRY TREE SECURITIES, LLC
(A Limited Liablility Company)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2003	December 31, 2002
Total Members' Equity	$ 277,734	$ 75,098
Deductions and/or Charges:		
Non-Allowable Assets:		
Receivables	128,894	54,694
Prepaid expenses	14,728	5,333
Other assets	204	50
	143,826	60,077
Net Capital Before Haircuts on Securities Positions	133,908	15,021
Haircuts on Securities	-	-
Net Capital	$ 133,908	$ 15,021
Computation of Aggregate Indebtedness		
Total Liabilities from Statement of Financial Condition	$ 55,186	$ 35,212
Compution of Basic Net Capital Requirement		
Minimum Net Capital Requirement	$ 5,000	$ 5,000
Excess Net Capital	$ 128,908	$ 10,021
Ratio of Aggregate Indebtedness to Net Capital	.4 to 1	2.3 to 1
Reconciliation with Company's Computation		
Net Capital as Reported in Company's Part II, FOCUS, Form X-17a-5 (unaudited)	$ 133,908	$ 15,021
Net Audit Adjustment	-	-
NET CAPITAL PER ABOVE	$ 133,908	$ 15,021

No customer securities transactions were transacted by the Company during 2003 and 2002. However, if such transactions had taken place, a special account for the exclusive benefit of customers would have been maintained. Accordingly, the Company is exempt from the requirements of Rule 15C3-3 of the Securities Exchange Commission based on the provisions of Section K(2)(i) of the Rule.

See Independent Auditor's Report on Supplementary Information.

O'CONNOR, GEARTY & CO., LTD.
Certified Public Accountants & Financial Advisors

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Governors
Cherry Tree Securities, LLC
Minnetonka, Minnesota

In planning and performing our audit of the financial statements of Cherry Tree Securities, LLC for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Cherry Tree Securities, LLC we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(1)(11) and for determining the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

3140 Harbor Lane, Suite 100, Plymouth, MN 55447
(763) 550-1100 Fax: (763) 550-1644 E-mail: ogc@ogccpa.com
Website: www.ogccpa.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure which might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk errors or irregularities in amounts material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, we consider to be material weaknesses as defined above.

We understand practices and procedures which accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and practices and procedures which do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Governors, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

O'Connor, Gearty & Co., Ltd.

January 23, 2004